Exhibit 4.3
DESCRIPTION OF 2.600% NOTES DUE 2028
The following is a description of the material terms of the 2.600% notes due 2028 (the “2028 notes”) of Brown-Forman Corporation (the “Company”). This description is not complete and is qualified by reference to the indenture (the “base indenture”) dated as of April 2, 2007 between the Company and U.S. Bank National Association, as trustee, as supplemented by the first supplemental indenture dated as of December 13, 2010 and the second supplemental indenture dated as of June 24, 2015 (collectively with the base indenture, the “indenture”), and the Officer’s Certificate dated as of July 7, 2016, pursuant to Section 1.01, 2.02, and 3.01 of the indenture, setting forth the terms of the 1.200% notes due 2026 and the 2028 notes (the “officer’s certificate”).
General
The Company issued the 2028 notes under the indenture. The 2028 notes are a series of debt securities issued under the indenture. The 2028 notes are governed by, and construed in accordance with, the laws of the State of New York.
The 2028 notes are listed on the New York Stock Exchange under the symbol “BF28.”
U.S. Bank National Association acts as trustee for the 2028 notes. U.S. Bank National Association also serves as trustee under certain indentures related to other securities that the Company has issued or guaranteed.
Issuance in Sterling
All payments of interest and principal, including payments made upon any redemption or repurchase of the 2028 notes, will be made in sterling; provided that if the sterling is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the 2028 notes will be made in U.S. dollars until the sterling is again available to the Company or so used. In such circumstances, the amount payable on any date in sterling will be converted into U.S. dollars at the rate mandated by the Board of Governors of the Federal Reserve System as of the close of business on the second business day prior to the relevant payment date or, if the Board of Governors of the Federal Reserve System has not announced a rate of conversion, on the basis of the most recent U.S. dollar/sterling exchange rate published in The Wall Street Journal on or prior to the second business day prior to the relevant payment date or, in the event The Wall Street Journal has not published such exchange rate, the rate will be determined in the Company’s sole discretion on the basis of the most recently available market exchange rate for the sterling.
Principal, Maturity and Interest
The 2028 notes were limited initially to £300 million in aggregate principal amount. The Company may re-open the 2028 notes and issue an unlimited aggregate principal amount of additional 2028 notes from time to time. Any such additional 2028 notes, together with the 2028 notes originally issued, will constitute a single series of 2028 notes under the indenture. No additional 2028 notes may be issued if an Event of Default (as defined below) has occurred with respect to the 2028 notes or if such additional 2028 notes will not be fungible with the previously issued 2028 notes for Federal income tax purposes. The Company issued the 2028 notes in denominations of £100,000 and integral multiples of £1,000 in excess thereof.
Interest on the 2028 notes accrues at the rate of 2.600% per year. The Company pays interest on the 2028 notes annually in arrears on July 7 of each year. The Company makes each interest payment to the persons who are the registered holders of the 2028 notes on the immediately preceding June 23. Interest on the 2028 notes accrues from the last interest payment date on which interest was paid on the 2028 notes or, if no interest has been paid on the 2028 notes, from the date of original issue.
Interest on the 2028 notes is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the 2028 notes (or July 7, 2017, if no interest has been paid on the 2028 notes), to, but excluding, the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.
If any interest payment date would otherwise be a day that is not a business day, such interest payment date will be postponed to the next date that is a business day. If the maturity date of the 2028 notes falls on a day that is not a business day, the related payment of principal and interest will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day.

For these purposes, a “business day” is any day that is not a Saturday, Sunday or other day on which banking institutions in New York City, London or another place of payment on the 2028 notes are authorized or required by law to close and on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, is open.
The 2028 notes will mature on July 7, 2028 unless the 2028 notes are previously redeemed or repurchased in whole.
Ranking
The Company’s obligations to pay principal, interest, and premium, if any, on the 2028 notes are the Company’s general unsecured senior obligations and rank equally with all of its other unsecured senior indebtedness from time to time outstanding. Because the creditors of the Company’s subsidiaries have direct claims on the subsidiaries and their assets, the claims of holders of the Company’s debt securities are “structurally subordinated” to any existing and future liabilities of the Company’s subsidiaries. This means that the creditors of the Company’s subsidiaries have priority in their claims on the assets of the Company’s subsidiaries over the Company’s creditors. In addition, a substantial portion of the Company’s ordinary course liabilities, including accounts payable and accrued liabilities, are incurred by the Company’s subsidiaries. The indenture does not contain any covenants or provisions that would afford the holders of the 2028 notes protection in the event of a highly leveraged or similar transaction.

Certain Covenants

Limitation on Liens
The indenture provides that if the Company or any of its Subsidiaries (as defined in the indenture) incurs, issues, assumes or guarantees any Indebtedness (as defined in the indenture) secured by a Mortgage (as defined in the indenture) on Principal Property (as defined in the indenture) of the Company or of any Subsidiary or on any shares of capital stock or Indebtedness (owed to the Company or any other Subsidiary) of any Subsidiary that owns Principal Property, the Company will secure, or cause such Subsidiary to secure, all outstanding 2028 notes equally and ratably with such secured Indebtedness, unless after giving effect thereto the aggregate amount of all such secured Indebtedness, together with all Attributable Debt (as defined in the indenture) of the Company and of its Subsidiaries in respect of sale and lease-back transactions involving Principal Properties (other than certain sale and lease-back transactions that are permitted under “Limitation on Sale and Leaseback Transactions”) would constitute 15% or less of the Company’s and its consolidated Subsidiaries’ Consolidated Net Assets (as defined in the indenture) upon such incurrence, issuance, assumption or guarantee. This restriction will not apply in the case of:

•
Mortgages affecting property of any person existing at the time such person becomes a Subsidiary or at the time it is acquired by the Company or a Subsidiary or arising thereafter under contractual commitments entered into prior to and not in contemplation of such person’s becoming a Subsidiary or being acquired by the Company or a Subsidiary;

•
Mortgages existing at the time of acquisition of the property affected by such Mortgage, or Mortgages incurred to secure payment of all or part of the purchase price of such property or to secure Indebtedness incurred prior to, at the time of, or within 180 days after, the acquisition of such property for the purpose of financing all or part of the purchase price of such property (provided such Mortgages are limited to such property and improvements to such property);

•
Mortgages placed into effect prior to, at the time of, or within 180 days of completion of construction of new facilities (or any improvements to existing facilities) to secure all or part of the cost of construction or improvement of such facilities, or to secure Indebtedness incurred to provide funds for any such purpose (provided such Mortgages are limited to the property or portion thereof upon which the construction being so financed occurred and improvements the cost of construction of which is being so financed);

•	Pledges or deposits in the ordinary course of business and in connection with bids, tenders, contracts or statutory obligations or to secure surety or performance bonds;

•	Mortgages imposed by law, such as carriers’, warehousemen’s and mechanics’ and materialmen’s liens, arising in the ordinary course of business;

•
Mortgages for taxes or assessments or governmental charges or levies, so long as such taxes or assessments or governmental charges or levies are not due and payable, or the same can be paid thereafter without penalty, or the same are being contested in good faith;

•	minor encumbrances, easements or reservations that do not in the aggregate materially adversely affect the value of the properties or impair their use;

•	Mortgages in respect of judgments that do not result in an event of default under the indenture;

•	Mortgages that secure only debt owing by a Subsidiary to the Company or to a Subsidiary of the Company;

•
Mortgages required by any contract or statute in order to permit the Company or a Subsidiary to perform any contract or subcontract made by it with or at the request of the United States of America or any state, or any department, agency, instrumentality or political subdivision of any of the foregoing or the District of Columbia, and Mortgages on property owned or leased by the Company or a Subsidiary (a) to secure any Indebtedness incurred for the purpose of financing (including any industrial development bond financing) all or any part of the purchase price or the cost of constructing, expanding or improving the property subject thereto (provided such Mortgages are limited to the property or portion thereof upon which the construction being so financed occurred and the improvements the cost of construction of which is being so financed), or (b) needed to permit the construction, improvement, attachment or removal of any equipment designed primarily for the purpose of air or water pollution control, provided that such Mortgages will not extend to other property or assets of the Company or any Subsidiary;

•	landlords’ liens on property held under lease;

•	Mortgages, if any, in existence on April 2, 2007; and

•	certain extensions, renewals, replacements or refundings of Mortgages referred to in the foregoing clauses.
Limitation on Sale and Lease-back Transactions
The indenture provides that neither the Company nor any of its Subsidiaries may enter into any sale and lease-back transaction involving Principal Property acquired or placed into service more than 180 days prior to such transaction, whereby such property has been or is to be sold or transferred by the Company or any Subsidiary, unless:

•
the Company or such Subsidiary would at the time of entering into such transaction be entitled to create Indebtedness secured by a Mortgage on such property as described in “- Limitations on Liens” above in an amount equal to the Attributable Debt with respect to the sale and lease-back transaction without equally and ratably securing the outstanding 2028 notes; or

•
the Company applies to the retirement or prepayment (other than any mandatory retirement or prepayment) of the Company’s Funded Debt (as defined in the indenture), or to the acquisition, development or improvement of Principal Property, an amount equal to the net proceeds from the sale of the Principal Property so leased within 180 days of the effective date of any such sale and lease-back transaction, provided that the amount to be applied to the retirement or prepayment of our Funded Debt shall be reduced by the principal amount of any 2028 notes delivered by the Company to the trustee within 180 days after such sale and lease-back transaction for retirement and cancellation.

This restriction will not apply to any sale and lease-back transaction (i) involving the taking back of a lease for a period of three years or less; (ii) involving industrial development or pollution control financing; or (iii) between the Company and a Subsidiary or between Subsidiaries.
Merger, Consolidation or Sale of Assets
The indenture prohibits the Company from merging into or consolidating with any other corporation or selling, leasing or conveying substantially all of its assets and the assets of its Subsidiaries, taken as a whole, to any person, unless:

•
either the Company is the continuing corporation or the successor corporation or the person that acquires by sale, lease or conveyance all or substantially all of the Company’s or its Subsidiaries’ assets is a corporation organized under the laws of the United States of America, any state thereof, or the District of Columbia, and expressly assumes the due and punctual payment of the principal of, and premium, if any, and interest on all the 2028 notes and the due and punctual performance and observance of every covenant and condition of the indenture to be performed or observed by the Company, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such corporation;

•
immediately after giving effect to such transaction, no Event of Default described under the caption “Events of Default and Remedies” below or event which, after notice or lapse of time or both would become an Event of Default, has happened and is continuing; and

•
the Company has delivered to the trustee an opinion of counsel stating that such transaction and such supplemental indenture comply with the indenture provisions and that the Company has complied with all conditions precedent in the indenture relating to such transaction.

Upon any consolidation or merger with or into any other person or any sale, conveyance, lease, or other transfer of all or substantially all of the Company’s or its Subsidiaries’ assets to any person, the successor corporation will succeed to, and be substituted for, the Company under the indenture and each outstanding 2028 note, and the Company will be relieved of all obligations and covenants under the indenture and each outstanding 2028 note to the extent the Company was the predecessor person.

Events of Default and Remedies
The following constitute “Events of Default” under the indenture governing the 2028 notes:

(1)	default in paying interest on the 2028 notes when it becomes due and the default continues for a period of 30 days or more;

(2)	default in paying principal, or premium, if any, on the 2028 notes when due;

(3)	default is made in the payment of any sinking or purchase fund or analogous obligation when the same becomes due, and such default continues for 30 days or more;

(4)
default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1), (2) or (3) above) and the default or breach continues for a period of 60 days or more after the Company receives written notice from the trustee or the Company and the trustee receive notice from the holders of at least 25% in aggregate principal amount of the outstanding 2028 notes;

(5)
the Company defaults in the payment of any scheduled principal of or interest on any of the Company’s Indebtedness or any Indebtedness of any of its Subsidiaries (other than the 2028 notes), aggregating more than $50 million in principal amount, when due and payable after giving effect to any applicable grace period;

(6)
the Company defaults in the performance of any other term or provision of any of the Company’s Indebtedness or any Indebtedness of any of its Subsidiaries (other than the 2028 notes) in excess of $50 million principal amount that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration has not been rescinded or annulled, or such Indebtedness has not been discharged, within a period of 15 days after there has been given to the Company by the trustee or to the Company and the trustee by the holders of at least 25% in aggregate principal amount of the 2028 notes then outstanding, a written notice specifying such default or defaults;

(7)
one or more judgments, decrees, or orders is entered against the Company or any of its Significant Subsidiaries (as defined in the indenture) by a court from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $50 million, and the continuance of such judgment, decree, or order remains unsatisfied and in effect for any period of 45 consecutive days after the amount of the judgment, decree or order is due without a stay of execution; and

(8)	certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to the Company have occurred.
If an Event of Default (other than an Event of Default specified in clause (8) with respect to the Company) under the indenture occurs with respect to the 2028 notes and is continuing, then the trustee or the holders of at least 51% in principal amount of the outstanding 2028 notes may by written notice require the Company to repay immediately the entire principal amount of the outstanding 2028 notes, together with all accrued and unpaid interest and premium, if any.
If an Event of Default under the indenture specified in clause (8) with respect to the Company occurs and is continuing, then the entire principal amount of the outstanding 2028 notes will automatically become due and payable immediately without any declaration or other act on the part of the trustee or any holder.
After a declaration of acceleration, the holders of a majority in principal amount of outstanding 2028 notes may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal and interest on the 2028 notes that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding 2028 notes also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the 2028 notes.
Holders of at least 51% in principal amount of the outstanding 2028 notes may seek to institute a proceeding only after they have notified the trustee of a continuing Event of Default in writing and made a written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding 2028 notes. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.
During the existence of an Event of Default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent man would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding 2028 notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.
The trustee will, within 90 days after any default occurs, give notice of the default to the holders of the 2028 notes, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.
The indenture requires that the Company must deliver to the trustee within 120 days after the end of each fiscal year an officers’ certificate stating whether such officers have knowledge of any default under the indenture and, if so, specifying such default and the nature thereof.
Modification and Waiver
The indenture or the 2028 notes may be amended or modified without the consent of any holder of 2028 notes in order to:

•	evidence a successor to the trustee;

•	cure ambiguities, defects or inconsistencies;

•
provide for the assumption of the Company’s obligations in the case of a merger or consolidation or transfer of all or substantially all of the Company’s assets that complies with the covenant described above under “- Merger, Consolidation or Sale of Assets”;

•	make any change that would provide any additional rights or benefits to the holders of the 2028 notes;

•	add guarantors or co-obligors with respect to the 2028 notes;

•	secure the 2028 notes;

•	establish the form or forms of 2028 notes;

•	add additional Events of Default with respect to the 2028 notes;

•	maintain the qualification of the indenture under the Trust Indenture Act; or

•	make any change that does not adversely affect in any material respect the interests of any holder.
Other amendments and modifications of the indenture or the 2028 notes issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding 2028 note:

•	reduce the principal amount, or extend the fixed maturity, of the 2028 notes;

•	alter or waive the redemption or repayment provisions of the 2028 notes;

•	change the currency in which principal, any premium or interest is paid;

•	reduce the percentage in principal amount outstanding of 2028 notes that must consent to an amendment, supplement or waiver or consent to take any action;

•	impair the right to institute suit for the enforcement of any payment on the 2028 notes;

•	waive a payment default with respect to the 2028 notes or any guarantor;

•	reduce the interest rate or extend the time for payment of interest on the 2028 notes;

•	adversely affect the ranking of the 2028 notes; or

•	release any guarantor or co-obligor from any of its obligations under its guarantee or the indenture, except in compliance with the terms of the indenture.

 Satisfaction, Discharge and Covenant Defeasance
The Company may terminate its obligations under the indenture with respect to the outstanding 2028 notes, when:

•	either:

•	all 2028 notes issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or

•
all 2028 notes issued that have not been delivered to the trustee for cancellation have become due and payable, will become due and payable within one year, or are to be called for redemption within one year and the Company has made arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in the Company’s name and at its expense, and in each case, the Company has irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the 2028 notes;

•	the Company has paid or caused to be paid all other sums then due and payable under the indenture; and

•
the Company delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

The Company may elect to have its obligations under the indenture discharged with respect to the outstanding 2028 notes (“legal defeasance”). Legal defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding 2028 notes under the indenture, except for:

•	the rights of holders of the 2028 notes to receive principal, interest and any premium when due;

•
the Company’s obligations with respect to the 2028 notes concerning issuing temporary 2028 notes, registration of transfer of 2028 notes, mutilated, destroyed, lost or stolen 2028 notes and the maintenance of an office or agency for payment for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.
In addition, the Company may elect to have its obligations released with respect to certain covenants in the indenture (“covenant defeasance”). If the Company so elects, any failure to comply with these obligations will not constitute a default or an Event of Default with respect to the 2028 notes. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default and Remedies” above will no longer constitute an Event of Default for the 2028 notes.
In order to exercise either legal defeasance or covenant defeasance with respect to outstanding 2028 notes:

•
the Company must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the 2028 notes:

•	money in an amount;

•
U.S. government obligations (or equivalent government obligations in the case of 2028 notes denominated in other than U.S. dollars or a specified currency) that will provide, not later than one day before the due date of any payment, money in an amount; or

•
a combination of money and U.S. government obligations (or equivalent government obligations, as applicable) in an amount, in each case sufficient, in the written opinion (with respect to U.S. or equivalent government obligations or a combination of money and U.S. or equivalent government obligations, as applicable) of a nationally recognized firm of independent public accountants to pay and discharge, and that will be applied by the trustee to pay and discharge, all of the principal, interest and premium, if any, at due date or maturity;

•
in the case of legal defeasance, the Company has delivered to the trustee an opinion of counsel stating that, under then applicable Federal income tax law or a ruling published by the Internal Revenue Service, the holders of the 2028 notes will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same Federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•
in the case of covenant defeasance, the Company has delivered to the trustee an opinion of counsel to the effect that the holders of the 2028 notes will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same Federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•
no Event of Default or default with respect to the outstanding 2028 notes has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day;

•
the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all 2028 notes were in default within the meaning of the Trust Indenture Act;

•	the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party;

•
the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under the Investment Company Act of 1940, as amended, or exempt from registration;

•	if the 2028 notes are to be redeemed prior to their maturity, notice of such redemption shall have been duly given; and

•
the Company has delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the legal defeasance or covenant defeasance have been complied with.

Optional Redemption
The 2028 notes are redeemable at the Company’s option at any time in whole or from time to time in part in £1,000 increments (provided that any remaining principal amount thereof shall be at least the minimum authorized denomination thereof). If the 2028 notes are redeemed before April 7, 2028 (three months prior to the maturity date, or the “par call date”), the redemption price will equal the greater of:

•	100% of the principal amount of the 2028 notes to be redeemed; and

•
the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 notes to be redeemed assuming the 2028 notes mature on the par call date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)), at the Comparable Government Bond Rate (as defined below) plus 25 basis points.

If the 2028 notes are redeemed on or after the par call date, the redemption price for the 2028 notes will equal 100% of the principal amount of the 2028 notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date.
“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Company, a United Kingdom government bond whose maturity is closest to the par call date, or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other United Kingdom government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, United Kingdom government bonds selected by the Company, determine to be appropriate for determining the Comparable Government Bond Rate.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the 2028 notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Company.
If less than all of the 2028 notes are to be redeemed, and the 2028 notes are global notes, the 2028 notes to be redeemed will be selected by Euroclear or Clearsteam in accordance with their standard procedures. If the 2028 notes to be redeemed are not global notes then held by Euroclear or Clearstream, the trustee will select the 2028 notes to be redeemed on a pro rata basis, by lot, or by any other method the trustee deems fair and appropriate. If the 2028 notes are listed on any national securities exchange, Euroclear or Clearstream will select 2028 notes in compliance with the requirements of the principal national securities exchange on which the 2028 notes are listed. Notwithstanding the foregoing, if less than all of the 2028 notes are to be redeemed, no 2028 notes of a principal amount of £100,000 or less shall be redeemed in part. If money sufficient to pay the redemption price on the 2028 notes (or portions thereof) to be redeemed on the redemption date is deposited with the paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such 2028 notes (or such portion thereof) called for redemption.

Optional Redemption for Tax Reasons
The 2028 notes may be redeemed at our option in whole, but not in part, on not less than 15 nor more than 45 days’ prior notice, at 100% of the principal amount, together with accrued and unpaid interest, if any, to, but excluding, the redemption date if, as a result of any change in, or amendment to, the laws, regulations or rulings of the United States (or any political subdivision or taxing authority thereof or therein having power to tax), or any change in official position regarding application or interpretation of those laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change, amendment, application or interpretation is announced and becomes effective on or after the original issue date with respect to the 2028 notes, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts as described below in “- Payment of Additional Amounts” and that obligation cannot be avoided by taking reasonable measures available to the Company, as determined by the Company in its sole discretion acting in good faith.
Payment of Additional Amounts
All payments of principal, interest, and premium, if any, in respect of the 2028 notes will be made free and clear of, and without withholding or deduction for, any present or future taxes, assessments, duties or governmental charges of whatever nature imposed, levied or collected by the United States (or any political subdivision or taxing authority thereof or therein having power to tax), unless such withholding or deduction is required by law or the official interpretation or administration thereof.
In addition, for so long as the 2028 notes are outstanding and the provisions of the Directive continue to have effect, the Company will maintain a paying agent in a member state of the European Union that is not obligated to withhold or deduct tax pursuant to the Directive, or any law implementing or complying with or introduced in order to conform to such directive (so long as there is such a member state).
The Company will, subject to the exceptions and limitations set forth below, pay as additional interest in respect of the 2028 notes such additional amounts as are necessary in order that the net payment by the Company of the principal of, premium, if any, and interest in respect of the 2028 notes to a holder who is not a United States person (as defined below), after withholding or deduction for any present or future tax, assessment, duties or other governmental charge imposed by the United States (or any political subdivision or taxing authority thereof or therein having power to tax), will not be less than the amount provided in the 2028 notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1)
to the extent any tax, assessment or other governmental charge would not have been imposed but for the holder (or the beneficial owner for whose benefit such holder holds such note), or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

a.	being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;

b.
having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the 2028 notes, the receipt of any payment or the enforcement of any rights hereunder), including being or having been a citizen or resident of the United States;

c.
being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation for U.S. Federal income tax purposes or a corporation that has accumulated earnings to avoid U.S. Federal income tax;

d.
being or having been a “10-percent shareholder” of the Company as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or any successor provision; or

e.
being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, as described in section 881(c)(3)(A) of the Code or any successor provision;

(2)
to any holder that is not the sole beneficial owner of the 2028 notes, or a portion of the 2028 notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficial owner with respect to the holder, a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3)
to the extent any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the 2028 notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4)	to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from the payment;

(5)
to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any 2028 notes, if such payment can be made without such withholding by any other paying agent;

(6)
to any estate, inheritance, gift, sales, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge, or excise tax imposed on the transfer of 2028 notes;

(7)
to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to the Directive, or any law implementing or complying with or introduced in order to conform to, such directive;

(8)
to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note as a result of the presentation of any note for payment (where presentation is required) by or on behalf of a holder of 2028 notes, if such payment could have been made without such withholding by presenting the relevant note to at least one other paying agent in a member state of the European Union;

(9)
to the extent any tax, assessment or other governmental charge would not have been imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later except to the extent that the beneficiary or holder thereof would have been entitled to the payment of additional amounts had such note been presented for payment on any day during such 30-day period;

(10)
to any tax, assessment or other governmental charge imposed under sections 1471 through 1474 of the Code (or any amended or successor provisions), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to section 1471(b) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code; or

(11)	in the case of any combination of items (1), (2), (3), (4), (5), (6), (7), (8), (9) and (10).
The 2028 notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the 2028 notes. Except as specifically provided above, the Company is not required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.
Mandatory Redemption; Sinking Fund
No mandatory redemption obligation is applicable to the 2028 notes. The 2028 notes are not subject to, nor have the benefit of, a sinking fund.